Mail Stop 4561

July 30, 2008

Keith Seidman
Chief Financial Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, MA 01803

Re: Acme Packet, Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed March 13, 2008
     File No. 001-33041

Dear Mr. Seidman:

    We have completed our review of your Form10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief